[SOUTHEASTERN ASSET MANAGEMENT INC. LETTERHEAD]

June 4, 2013

VIA E-MAIL AND FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Nicholas P. Panos

Re:	Dell Inc.
Additional Soliciting Materials filed on Schedule 14A
Filed May 10, 2013 by Southeastern Asset Management Inc. et al.
File No.  000-17017

Dear Mr. Panos:

We express our appreciation for your review of the Additional Soliciting Materials filed on Schedule 14A by Southeastern Asset Management Inc. et al. (“SAM”) with respect to Dell Inc. (“Dell”).  We are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2013.  Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

As a preliminary matter, we note that the Additional Soliciting Materials filed on Schedules 14A and 13D by SAM on May 10, 2013 consist of a letter to the Board of Directors of Dell Inc. dated May 9, 2013 that was jointly sent by SAM and Icahn Enterprises, L.P.  We respectfully advise the Staff that we did not publicly release this letter other than by its filing with the Commission as we believe is required by the Commission’s rules, and sharing a copy of the Schedule 13D with selected SAM clients and prospects.

General

1.
Staff Comment:  We note the participants have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of certain Dell directors, or make charges of illegal, improper or immoral conduct without adequate factual foundation.  For example, assertions have been made that the proposed merger is an “absurd bargain” and the merger agreement is a “giveaway agreement.”  Dell’s Board also has been alleged to have demonstrated a “methodical sleight of hand.”  Please provide us with the factual foundation presumably relied upon in support of these statements.  As to matters for which a factual foundation does exist, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement.  A reasonable basis must exist for each opinion or belief expressed.  Refer to Note (b) to Rule 14a-9.

United States Securities and Exchange Commission
Attention:  Nicholas P. Panos
June 4, 2013

__________________

SAM’s Response:  We believe that we did not impugn the character, integrity, or personal reputation of any Dell directors.  Our assertions that the proposed merger is an “absurd bargain” and that the merger agreement is a “giveaway agreement” are based upon our extensive review and analysis of Dell’s value.  Further, while there was a characterization that the Dell board of directors had demonstrated a “sleight of hand,” such statement was in no way a comment on the character or integrity of the Dell directors.  Rather, this statement was meant to reflect what we believed to be the lack of transparency and comprehensive disclosure with respect to alternative transactions considered and ultimately dismissed by the Dell board of directors.  We respectfully direct the Staff’s attention to the letters we sent to Dell’s Board of Directors on February 8, 2013 and Dell’s Special Committee on April 9, 2013, copies of which are attached to the Schedule 13D and Schedule 14A filed by SAM with the Commission on February 8, 2013 and April 9, 2013, respectively.  We respectfully submit that, in the context of these letters, the Dell Board of Directors and any other readers understand that our statements reflect our opinion regarding the price to be paid in the proposed going private transaction (rather than referring to the character, integrity or personal reputation of any Dell directors), and that such opinion is amply supported by our valuation analysis included in our February 8, 2013 and April 9, 2013 letters.

2.
Staff Comment:  Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists.  In the next filing, please appropriately qualify the statement that Dell may face “litigation risk” if the “going private transaction turns out to be a home run.”

SAM’s Response:  We respectfully submit that we have ensured that each statement or assertion of opinion or belief set forth in our filings is characterized as such, and that we have a reasonable basis for each such opinion or belief.  While we do not plan to make the statement that “Dell may face ‘litigation risk’ if the ‘going private transaction turns out to be a home run’” in future communications, we hereby confirm that we will include qualifiers in any future filings to the extent that we make such statement.

3.
Staff Comment:   Please provide the basis for the statements that the break-up fees are payable to Michael Dell.  The proxy statement filed by Dell appears to indicate the fees will be paid to only to Silver Lake parties or their designees whereas Mr. Dell, the other MD Investor or the MSDC Investor are not entitled to receive any portion of the termination fee paid by Dell.

SAM’s Response:  We respectfully submit that, based upon our reasonable belief, the termination fees are payable to the consortium of investors participating in the proposed going private transaction.  As the documents which detail the agreements and arrangements by and amongst the securityholders of Denali Holding Inc. were not disclosed, we maintain a good-faith belief that Mr. Dell as the lead investor and his partners in the proposed transaction would receive break-up fees payable by Dell Inc. under the circumstances set forth in the merger agreement.  However, in view of the Staff’s comment, we will not state in future filings that the termination fees are payable to Mr. Dell.

United States Securities and Exchange Commission
Attention: Nicholas P. Panos
June 4, 2013

__________________

4.
Staff Comment:  The participants imply that a termination fee will be payable in the event that a “higher value” proposal is made that Michael Dell and Silver Lake do not match or top.  It appears that termination fees will become payable, however, only under certain additional other specific circumstances.  Please confirm that future filings will reference all of the contingencies to which termination fees are subject before becoming payable to the extent the participants include reference to them in their communications.

SAM’s Response:  Pursuant to the Staff’s request, we hereby confirm that future filings will reference in reasonable detail the contingencies to which termination fees are subject before becoming payable to the extent that we refer to the termination fees in our communications.

5.
Staff Comment:  The participants, in making unqualified statements regarding how the Dell board “should do the right thing” and “give shareholders the real choice [to which] they are entitled,” have created the implication that Dell has a legal responsibility to introduce a competing proposal.  This impression has been reinforced by the participants’ representation that Dell will be prompted to confront “legal liability” to the extent such competing transaction is not so introduced.  In the participants’ next filing, please remove this implication by affirmatively stating Dell will not be in violation of any codified regulatory provision or otherwise fail to fulfill a legal obligation by proceeding to seek approval on the transaction proposed by Dell to the exclusion of others.

SAM’s Response:  We do not believe that our statements implied a legal responsibility on the part of Dell beyond that imposed by applicable Delaware law.  However, in view of the Staff’s comment, we do not plan to make these statements in future communications.

6.
Staff Comment:  The participants make predictions as to potential future market values by making statements such as “the remaining stub will earn between $0.50 and $0.89 in annual near-term pre-tax EPS [resulting in] a fair value at between $1.98 and $5.35…”  In the next communication, please provide the factual basis for this predicted valuation.  Refer to Note a. of Rule 14a-9 and Exchange Act Release 16833 (May 23, 1980.)

SAM’s Response:  We respectfully submit that the referenced statement was preceded by “we estimate.”  This estimate was based on our extensive analysis of Dell’s financial position.  As a result, we respectfully submit that this statement was neither false nor misleading and was based upon a proper factual foundation that was set forth in the text of the letter.  Additionally, we hereby confirm that we are cognizant of Note a. of Rule 14a-9 and Exchange Act Release 16833.  We note that we do not intend to include this estimate in the proxy statement that we plan to file with the Commission as indicated in Comment #7 below.  In addition, pursuant to the Staff’s request, we hereby confirm that we will make the factual basis for our statements more readily apparent in future communications.

United States Securities and Exchange Commission
Attention: Nicholas P. Panos
June 4, 2013

__________________

7.
Staff Comment:  The soliciting materials suggest the participants intend to file “documents” with the Commission regarding the proposed acquisition of Dell.  Other language in earlier communications, however, suggest that the participants have only “reserved the right” to conduct a “potential” future proxy solicitation.  Disclosure in a legend accompanying the participants’ communications seems to indicate that a proxy statement will be forthcoming.  Given that Rule 14a-12 was not adopted to serve as an exemption from Regulation 14A, please confirm that the participants intend to furnish a proxy statement to Dell securityholders in connection with Dell’s planned special meeting.  Refer to Rule14a-12(a)(2) and Question I.D.3 of the July 2001 Supplement of the Manual of Publicly Available Telephone Interpretations available on our website.

SAM’s Response:  Pursuant to the Staff’s request, we hereby confirm that we intend to furnish a proxy statement to Dell securityholders in connection with Dell’s planned special meeting of stockholders.  We presently intend to file a preliminary proxy statement with the Commission within the next five business days.

Pursuant to the Staff’s request, we hereby acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding these responses, please do not hesitate to contact our attorneys, Dennis Block at (212) 801-2222 or Robert Katz at (212) 848-8008.

Sincerely,

Southeastern Asset Management, Inc.

By:	/s/ Andrew R. McCarroll
	Name:	Andrew R. McCarroll
	Title:	General Counsel and Principal

cc:	Dennis J. Block, Esq.
Robert M. Katz, Esq.